Platinum Group Metals Ltd.
(Exploration and Development Stage Company)

Interim Consolidated Financial Statements
For the quarter ended February 28, 2009

Filed: April 14, 2009

A copy of this report will be provided to any shareholder who requests it.

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

1.           NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.           SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)           Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.  The Company does not currently have any VIEs.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the WBJV (Note 5) is accounted for as an investment in the WBJV.

(b)           Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options, contracts and surface rights. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment regularly. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less. The Company holds no asset-backed commercial paper.

(d)           Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no significant reclamation liabilities as at period end.

(e)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (f)           Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

        Computer equipment and software         30% declining balance
        Office furniture and equipment               20% declining balance
                  Vehicles                                                                         30% declining balance
Leasehold improvements                                              2 years straight line

(g)           Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(h)           Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(i)           Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)	Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The investment in the WBJV translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity in accumulated other comprehensive income until they are realized by a reduction in the investment.

(k)           Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to the investment in WBJV or mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

(l)	Changes in accounting policies

On September 1, 2008, the Company adopted the following new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants.  These standards were adopted on a prospective basis without restatement of prior periods.

(i)           Section 1400, General Standards of Financial Statement Presentation,
outlines the premise that in the preparation of financial statements all information required for fair presentation in accordance with generally accepted accounting principles should be included.  It also specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

 (ii)           Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures required by Section 1535 in these interim consolidated financial statements.

(iii)           Sections 3862, Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation, replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  The Company has included the required disclosures in these interim consolidated financial statements.

(iv)           Section 3031, Inventories, provides for more guidance on the measurement and disclosure requirements for inventories. Specifically the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the period.

(m)           Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, marketable securities, amounts due from WBJV partners, performance bonds, and accounts payable and accrued liabilities.

Cash and cash equivalents are recognized at their fair value. Marketable securities are recorded in the financial statements at fair value; and the carrying value of all other financial instruments approximate their fair values due to their short-term maturity or their capacity of prompt liquidation.

(n)           Income Statement Presentation of Tax Loss Carryforward

Effective August 31, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from September 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $281,100 of future income tax recovery from opening accumulated other comprehensive income, and $4,500 of future income tax recovery from other comprehensive loss to net loss in the period ended February 29, 2008. With this adoption basic and diluted loss per common share remained at $0.04 per common share.

(o)	New accounting pronouncements

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Management is currently  assessing  the  impact  of  these  new  accounting standards  on  its  financial statements. Adoption of this standard will result in the withdrawal of EIC 27.

Section 1582, Business combination, Section 1601 Consolidated financial statements and Section 1602 Non-controlling interests. These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141 (R), Business combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after September 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after September 1, 2011.

3.           AMOUNTS RECEIVABLE

Expenditure advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.           MARKETABLE SECURITIES

At February 28, 2009, the Company had the following marketable securities recorded at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	534,000	584,000
West Timmins Mining Inc.	800,001	160,000	136,000	296,000
Total Marketable Securities		210,000	670,000	880,000

At August 31, 2008, the Company had the following marketable securities recognized at fair value:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	740,000	790,000
West Timmins Mining Inc.	800,001	160,000	168,000	328,000
Total Marketable Securities		210,000	908,000	1,118,000

On September 1, 2007, pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, the Company recorded an adjustment to increase the carrying value of marketable securities by $1,874,001 with a corresponding adjustment to accumulated other comprehensive income less the future income tax adjustment of $281,100. The adjustment represents the after-tax unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the year ended August 31, 2008 after an adjustment of a future income tax recovery of $144,900 the Company recognized an unrealized loss of $821,101 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

During the period ended February 28, 2009 after an adjustment of a future income tax recovery of $35,700 the Company recognized an unrealized loss of $202,300 on marketable securities designated as available-for-sale instruments in other comprehensive income.

Both of the above marketable securities are related parties of the Company, as discussed in Note 11.

5. INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	Feb. 28, 2009	Aug. 31, 2008
Opening Balance	$21,935,272	$14,779,302
Additional investment	724,735	7,155,970
Balance before translation	22,660,007	21,935,272
Translation adjustment	(4,537,443)	(3,040,647)
Ending Balance	$18,122,564	$18,894,625

Details of the assets of the WBJV, excluding the property rights contributed by the other venture partners, are as follows:

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in accumulated other comprehensive income as a separate component of shareholders’ equity.

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each hold a 37% working interest in the WBJV, while Africa Wide holds a 26% working interest.  The area of the WBJV is operated in three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).

In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”). The transaction closed in September 2007 and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded an earn-in exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have funded expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to April 2008 the partners to the WBJV approved budgets in the amount of Rand 124 million (approximately C$16.5 million). At August 31, 2008 the Company recorded total receivables of $720,958 due from Anglo Platinum (approximately $420,000 or Rand 3.042 Million) and Africa Wide (approximately $301,000 or Rand 2.182 million) and these amounts were received subsequent to August 31, 2008.  At February 28, 2009 the Company recorded a receivable of $100,472 (Rand 794,871) due from Africa Wide.

The Company published a Feasibility Study for Project 1 of the WBJV on July 7, 2008.  Based on the WBJV resource estimate prepared for the Feasibility Study the respective deemed capital contribution of each party was to be credited by adding their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces were to be credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ were to receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  The Company’s equalization amount to be credited to Anglo Platinum is currently calculated at approximately US $21.0 million.

On September 2, 2008 the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV.  On December 8, 2008 the Company announced the execution of definitive agreements formalizing the earlier announcement.  Under the terms of the Agreement Anglo Platinum will vend its entire 37% interest in the WBJV to Wesizwe for common shares representing approximately a 26.5% interest in Wesizwe. The Company will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in consideration of its 18.5% interest in Project 2 and Rand 408 million in cash (approximately $51.0 million at February 27, 2008). This will bring the Company’s interest in Projects 1 and 3 to 74% while at the same time eliminating its holdings in Project 2.  The cash payment to Wesizwe will be deferred until nine months after the effective date of the transaction and will then be held in escrow to be applied towards Wesizwe’s capital requirements for the Projects 1 and 3. The effective date will occur upon the completion of conditions precedent and the approval of the Department of Minerals and Energy in South Africa.  The effective date is expected in mid 2009.  Should the Company not make the payment due to Wesizwe on time Wesizwe may elect to claw back approximately 19.0% percent of Projects 1 and 3, reducing the Company’s interest to approximately 55%.

Under the terms of the December 8th agreement the equalization amount due to Anglo Platinum by the Company under the terms of the original WBJV agreement (disclosed above) will become payable on the effective date of the definitive agreements, discussed above.  In the event the Company does not make the equalization payment on the date required, Anglo Platinum may elect to extend the payment deadline for six months, with interest, or they may elect to take payment in common shares of Wesizwe, at which point the right to accept the equalization payment would transfer to Wesizwe.

The Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in December 2002.  By December 2005 the Company had purchased all surface and mineral rights to the property in exchange for total payments of approximately $1.7 million. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

During 2003 the Company entered into option agreements to acquire mineral rights on seven portions of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could acquire 100% of the mineral rights over certain portions and 50% of the mineral rights over the balance.  Since 2003 the Company has paid Rand 834,000 in option payments for the properties.  During fiscal 2007 and 2008 the Company negotiated and executed the buy-out and cancellation of all of the Onderstepoort option agreements in exchange for 100,000 common shares of the Company valued at $395,500.  The Company now holds New Order prospecting permits on all of these farm portions.

6.           MINERAL PROPERTIES

    (a)           Republic of South Africa

(i)           War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to February 28, 2009 total $3,376,534.

The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years.  The first year firm commitment is US$500,000.

 (b)           Ontario, Canada

 (i)           Lac des Iles (“LDI”) River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)           South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)	Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

 (c)           Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.           FIXED ASSETS

(a)           Equipment, Leaseholds and Vehicles

(b)Surface Rights

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the 2008 year the Company also entered into a legally binding agreement for the purchase of surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$2.07 million).  Prior to August 31, 2008 the Company paid a 10% deposit of Rand 1.507 million (approx. C$0.20 million) for this property and the balance was paid subsequent to the end of the period upon statutory registration of the surface rights in the Company’s name.  The balance due of Rand 13.562 million (approx. C$1.944 million) is recorded in accounts payable at February 28, 2009. The rights to these two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV (Note 5(a)).

8.           SHARE CAPITAL

(a)           Authorized

Unlimited common shares without par value

(b)           Issued and outstanding

At February 28, 2009 there were 67,701,967 shares outstanding.

During the period ended February 28, 2009:

(i)
the Company closed a non-brokered private placement on October 3 and October 7, 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs which included filing fees to the TSX and NYSE Alternext, and legal fees to lawyers totaled $117,148. Net proceeds for the financing totaled $7,308,081.

(ii)            82,250 stock options were exercised for proceeds of $110,599.

During the year ended August 31, 2008:

(iii)	850,000 share purchase warrants were exercised for proceeds of $1,487,500 and 760,500 stock options were exercised for proceeds of $821,824.

(iv)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $165,500. A filing fee of $2,264 related to this issue of shares was paid by the Company.

During the year ended August 31, 2007:

(v)	6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(vi)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Certain stock options granted to employees, directors and officers of the Company vest on average at an amount of 25% per six month period.

The following tables summarize the Company’s outstanding stock options:

The weighted average exercise price of the exercisable options at period end was $1.99.

Total compensation cost related to non-vested awards not yet recognized is $730,957 and is expected to be recognized over a weighted-average period of 0.65 years.

(i)
During the period ended February 28, 2009 the Company granted 1,887,000 stock options to employees. The Company has recorded $1,374,404 ($1,175,451 expensed and $198,953 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this period.

Cash received from the exercise of stock options during the period ended February 28, 2009 was $110,599.

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the period:

(ii)
During the year ended August 31, 2008 the Company granted 1,367,500 stock options to employees. The Company has recorded $1,288,383 ($580,128 expensed and $708,255 capitalized to the WBJV) of compensation expense relating to stock options granted or vested in this year.

Cash received from the exercise of stock options during the year ended August 31, 2008 was $821,824.

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year:

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meets its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at February 28, 2009, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

10.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk

The Company is an exploration and development company, and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk.

(ii)           Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered banks that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.
(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

The global economic environment has deteriorated significantly in recent months.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities and have negatively impacted the Company’s overall liquidity risks.

(c)           Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, due from WBJV partners, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  Based on this exposure a 10% change in the foreign exchange rate would give rise to an increase/decrease in the loss for the period of approximately $64,000.

(d)           Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. Based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the loss for the period of approximately $63,000.

(e)           Other price risks

The Company is exposed to equity price risk as a result of holding marketable securities in other exploration and mining companies (see Note 4).  These available for sale equities are valued at their fair market values as at the balance sheet date, with any unrealized gain or loss recorded in other comprehensive income or loss for the period.

11.           RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)
Management, salary, consulting fees, and Director’s fees of $196,377 (2008 - $238,780) were incurred with directors during the six month period. At February 28, 2009, $17,997 was included in accounts payable (2008 - $3,600).

(b)
The Company received $68,489 (2008 - $67,644) during the six month period from MAG Silver Corp. (“MAG”), a company with two directors in common and an officer in common. Amounts receivable at the end of the period includes an amount of $25,068 for both administration fees of $23,194 and $1,874 for other trade receivables (2008 - $9,517).

(c)
During the six month period the Company accrued or received payments of $26,000 (2008 – $54,000) from West Timmins Mining Inc. (“WTM”), a company with three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the period includes an amount of $27,509 for administration fees of $17,000 and $10,509 for other trade receivables (2008 - other trade receivables $12,218).

(d)
The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the period ended February 28, 2009 the Company accrued or paid Anthem $43,298 under the office lease agreement (2008 - $46,410).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

12.           CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows, as at February 28, 2009.

13.           SUPPLEMENTARY CASH FLOW INFORMATION

(a)           Net change in non-cash working capital

Of the $2,650,387 in accounts payable at February 28, 2009 an amount of $54,000 (approximately Rand 434,000) was incurred on behalf of the WBJV, and $1,944,000 (approximately Rand 15 million) was accrued for Surface rights.

(b)           Cash and cash equivalents

Cash and cash equivalents consist of the following:

14.           SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

Assets relate to properties situated as follows:

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Cash Flows

(a)           Investment in WBJV

Under Canadian and US GAAP the Company accounts for its working interest in the WBJV as an investment in the WBJV. Under Canadian GAAP these expenditures are capitalized to the investment in WBJV. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations.

As disclosed in Note 5 the Company published a Feasibility Study for the WBJV late in the 2008 fiscal year. The study defined mining reserves and, as a consequence, exploration and development costs relating to this investment have since been deferred under US GAAP. Prior to this, these costs were expensed for US GAAP purposes.

(b)           Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. The Company believes that these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(c)	Marketable securities

Prior to September 1, 2007, the accounting for the Company’s marketable securities was different under US GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. Accordingly, under Canadian GAAP the Company increased the carrying value of marketable securities on implementation of Section 3855 by $1,874,001 which is equal to the adjustment recorded for US GAAP purposes at August 31, 2007. However, the accounting for future income taxes with respect to his adjustment is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $281,100 with a corresponding amount recorded to accumulated other comprehensive income. Offsetting this, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $281,100 and recorded a future income tax recovery of $281,100 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income.

During the six month period ended February 28, 2009, decreases in the fair value of the Company’s marketable securities resulted in decreases in the future tax liability of $35,700 and required the Company to increase its valuation allowance for future income tax assets and accordingly the Company recorded income tax expense of $35,700 (2008: income tax recovery of $285,600) for Canadian GAAP purposes in the statement of operations. For US GAAP purposes the Company recorded an adjustment to decrease future tax expense by $35,700 (2008: increase future tax expense by $285,600) with a corresponding increase to other comprehensive income.

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

(d)           Future income taxes on stock based compensation

Under Canadian GAAP an income tax recovery is recorded in the statement of operations when eligible stock based compensation is capitalized against an asset, with the corresponding entry recorded against the asset. However, under US GAAP, the Company expenses all exploration expenditure prior to establishing mining reserves, including stock based compensation (refer to note 15(a) above for further discussion). Therefore, any income tax recovery recorded under Canadian GAAP is derecognized for US GAAP purposes until mining reserves are established.

(e)           Accounting for stock-based compensation

Under US GAAP, the Company follows FASB Interpretation 44 which states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. The Company re-priced 65,000 stock options issued to employees and directors on March 6, 2002 and accounts for these options as variable with any increase in the market price over the reduced exercise price must be recognized as compensation cost. During the year ended August 31, 2006 changes in the market price of the Company’s common shares resulted in additional compensation expense of $50,200. None of these options remained outstanding.

(f)            Accounting for uncertain tax positions

Effective September 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. The adoption of FIN 48 on September 1, 2007 did not impact the Company’s financial condition or results of operations.

 (g)            Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standard and is effective for fiscal years beginning after November 15, 2007.  SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The Company’s cash and cash equivalents, performance bonds and marketable securities are considered to be Level 1 assets and are valued using a market approach based upon unadjusted quoted prices for identical assets in an active market. The adoption of SFAS 157 for financial instruments as required at September 1, 2008 did not have a material effect on the company’s results of operations or financial position.  The company will adopt SFAS 157 for non financial assets and non-financial liabilities on September 1, 2009, as required. The Company is currently assessing the impact of SFAS No. 157 on its future disclosures.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and was applicable beginning in the Company’s first quarter ended November 30, 2008. The adoption of SFAS 159 did not have a material impact on the Company’s results.

(h)            Recent Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). This Statement replaces SFAS No. 141, “Business Combinations” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contingent considerations and contractual contingencies based on their fair values as measured on the acquisition date. In addition, SFAS No. 141(R) requires the acquirer to measure the non-controlling interest in the acquiree at fair value, which will result in recognizing the goodwill attributable to the non-controlling interest in addition to the goodwill attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since Statement 141(R) will only be applicable to future business combinations, it will not have a significant effect on the Company’s financial position, results of operations or cash flows prior to such acquisitions.

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Statement requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that the adoption of SFAS 160 will not have significant effect on the Company’s financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS No. 161). SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 161 on its future disclosures.

(i)             Development stage enterprise

            The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

            Consolidated summarized statements of operations and cash flows since March 16, 2000, the date the Company commenced operations.

Consolidated operations:

Consolidated cash flows:

16.	SUBSEQUENT EVENTS

In late March 2009 the Company received US $213,126 (approximately $266,407) in funding from the Japan Oil, Gas and Metals National Corporation with regard to project exploration funding for the War Springs project in South Africa.  See Note 6 (a)(i) for more details.